Exhibit 11.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

For the Three Months Ended March 31, 2001 and 2000
(Dollars in Thousands, Except Per Share Data)

	Three Months Ended
	March 31

	2001	2000

Net (loss) earnings	$(4,562)	$7,330

Weighted average number of common shares outstanding:

Basic	47,073,007	46,725,456

Effect of dilutive securities	204,394	159,602

Diluted	47,277,401	46,885,058

Net (loss) earnings per common share

Basic	$(0.10)	$0.16

Diluted	$(0.10)	$0.16